EXHIBIT 15.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
China Nepstar Chain Drugstore Ltd.
     We consent to the incorporation by reference in the Registration Statement (No.333-147702) on Form S-8 of China Nepstar Chain Drugstore Ltd. of our report dated April 25, 2008, with respect to the consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity/(deficit) and comprehensive (loss)/income, and cash flows for each of the years in the three-year period ended December 31, 2007, which report appears in the December 31, 2007, annual report on Form 20-F of China Nepstar Chain Drugstore Ltd.
/s/ KPMG
Hong Kong, China
May 29, 2008